UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37383

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

AgriCapital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1410 Broadway, Suite 1802
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rurik B. Halaby (212) 944-9500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57TH Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Rurik B. Halaby, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AgriCapital Securities, Inc. (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOWELLA A LUMBRES
Notary Public, State of New York
Registration #01LU6184232
Qualified in New York County
Commission Expires March 31, 2016

Rurik B. Halaby, President

Sworn and subscribed to before me this 23rd day of February, 2015.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital	9
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(i) exemption.	10
(x)	(p)	Management's assertion letter regarding (k)(2)(i) exemption.	11

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AgriCapital Securities, Inc

We have audited the accompanying financial statements of AgriCapital Securities, Inc, (the "Company") (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of AgriCapital Securities, Inc as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 2, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

AGRICAPITAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Assets		
Cash and equivalents	$	24,578
Prepaid expense		1,037
Total Assets	$	25,615

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable & accrued expenses	$	1,100
Due to parent company		5,722
Total Liabilities		6,822
Stockholders' equity		
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 100 shares		100
Preferred stock, $1 par value, authorized 1,000 shares, no shares issued and outstanding		-
Additional paid in capital		78,700
Accumulated (deficit)		(69,501)
Accumulated other comprehensive income		9,494
Total Stockholders' Equity		18,793
Total Liabilities and Stockholders' Equity	$	25,615

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues	
Investment banking fees	$ 563,600
Interest and dividends	52
Total	563,652
Expenses	
Regulatory fees and expenses	4,489
Consulting fee to parent company	475,000
Other operating expenses	13,925
Total operating expenses	493,414
Net income	70,238
Other comprehensive income	
Unrealized gain on investment securities	(1,764)
Total other comprehensive income	(1,764)
Total comprehensive income	$ 68,474

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows used in operating activities:	
Net income	70,238
Adjustments to reconcile net income to net cash provided from operating activities:	
Changes in operating assets and liabilities:	
Increase in prepaid expense	(211)
Decrease in accounts payable	(2,400)
Decrease in due to parent company	(20,640)
Net cash provided from operating activities:	46,987
Cash flows from investing activities:	
Proceeds from sale of securities owned	12,531
Net cash provided by investing activities:	12,531
Cash flows from financing activities:	
Distribution to parent company	(73,600)
Net cash (used) by financing activities:	(73,600)
Net (decrease) in cash	(14,082)
Cash and cash equivalents at beginning of year	38,660
Cash and cash equivalents at end of year	24,578

See independent auditors' report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid In Capital	Accumulated Other Comprehensive Income	Accumulated (deficit)	Total
Balance, January 1, 2014	$ 100	$ 78,700	$ 11,258	$ (66,139)	$ 23,919
Net income	-	-	-	70,238	70,238
Distribution to parent company				(73,600)	(73,600)
Other comprehensive income	-	-	(1,764)	-	(1,764)
Balance, December 31, 2014	$ 100	$ 78,700	$ 9,494	$ (69,501)	$ 18,793

See independent auditor's report and accompanying notes to the financial statements.

AGRICAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

AgriCapital Securities, Inc. (the "Company"), was incorporated on January19, 1987 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective May 1, 1987.

The Company was formed for the purpose of providing investment banking services to clients involved in the private placement of securities, primarily in the agribusiness and doing business in the United States. These clients require registered broker/dealers to provide the placement and issuance of security interests. The Company is registered with the SEC and is licensed to do business in New York and New Jersey.

The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3 under paragraph (k)(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses recorded when incurred. The Company files its income tax returns using the cash basis of accounting.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of Federal and State corporation income taxes, the shareholder of an S corporation is taxed on their proportionate share of the Company's taxable income. The Company is subject to New York City General Corporation Tax.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reported period, actual results could differ from those estimates.

3. *NET CAPITAL REQUIREMENTS*

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $17,756, which was $12,756 in excess of the amount required.

4. *CURRENT AND FUTURE OPERATIONS*

The company is wholly owned by AgriCapital Corporation and the parent company uses AgriCapital Securities, Inc., when they have need for a registered broker-dealer to participate in the transaction.

5. *CAPITAL STOCK AND RELATED PARTY TRANSACTIONS*

The Company has issued 100 shares of $1 par value common stock (100%) ownership to AgriCapital Corporation. The Company paid $475,000 consulting fee to parent company for services rendered on an acquisition transaction during 2014.

6. COMMITMENTS AND CONTINGENCIES

At December 31, 2014, the Company does not have any outstanding commitments or contingencies.

7. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 2, 2015, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

AGRICAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:		
Total stockholder's equity	$	18,793
Deductions and/or charges:		
Non-allowable assets:		(1,037)
Net capital before haircuts on securities positions		17,756
Haircuts on securities positions		-
Net Capital	$	17,756
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	6,822
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,000
Excess net capital	$	12,756
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	11,756
Ratio: Aggregate indebtedness to net capital is		38%

The above computation agrees with the December 31, 2014 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
AgriCapital Securities, Inc

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) AgriCapital Securities, Inc (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that AgriCapital Securities, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 2, 2015

AgriCapital Securities, Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2014

AgriCapital Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

AgriCapital Securities, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Rurik Halaby, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Rurik Halaby, President

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Board of Directors of
AgriCapital Securities, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by AgriCapital Securities, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating AgriCapital Securities, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). AgriCapital Securities, Inc's management is responsible for the AgriCapital Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 2, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

6*6*********364*****************ALL FOR AADC 100
037383 FINRA DEC
AGRICAPITAL SECURITIES INC
1410 BROADWAY RM 1802
NEW YORK NY 10018-5018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ken George (603) 380-5435

2. A. General Assessment (item 2e from page 2) $ 1,409

B. Less payment made with SIPC-6 filed (exclude interest) (1,409)
7/16/14
Date Paid

C. Less prior overpayment applied (147)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ <147>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(147)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X______
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 561,888
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	1,764
Total additions	1,764
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 563,652
2e. General Assessment @ .0025	$ 1,409
	(to page 1, line 2.A.)